Fixed Account Option ENDORSEMENT

THIS ENDORSEMENT IS ISSUED BY FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY AS PART OF THE POLICY TO WHICH IT IS ATTACHED. THE PROVISIONS OF THE POLICY APPLY TO THE ENDORSEMENT UNLESS OTHERWISE STATED HEREIN. ALL PROVISIONS OF THE CONTRACT THAT DO NOT CONFLICT WITH THE ENDORSEMENT APPLY TO THIS ENDORSEMENT.

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FIXED ACCOUNT DESCRIPTION

The Fixed Account is a division of the Company’s General Account that provides a fixed interest rate. This account is not part of and does not depend on the investment performance of the Variable Account.

PREMIUMS

Premiums will be allocated into the Fixed Account as directed by the Policy Owner. The Company can prohibit additional premiums.

Ownership of Fixed Account

The Company has absolute ownership of the assets of the Fixed Account. Except as limited by law, the Company has sole control over the investment of the General Account Assets. The policy owner does not share in the investment experience of the General Account, but is allowed to allocate and Transfer Policy Value into the Fixed Account.

POLICY ACCOUNT VALUE

The Policy Account Value is the Sub-Account Value plus the Fixed Account Value.

FIXED ACCOUNT VALUE

On any day, the Fixed Account Value is

•     Premiums allocated to the Fixed Account; plus

•     Sub-Account Value transferred to the Fixed Account plus

•     interest credited to the Fixed Account minus

•     Partial withdrawals from the Fixed Account including any applicable partial withdrawal charges; minus

•     Transfers from the Fixed Account, including any applicable transfer charges.

During any policy month the Fixed Account Value will be calculated on a consistent basis. For purposes of crediting interest, policy value deducted, transferred or withdrawn from the Fixed Account is accounted for on a first in first out basis.

FIXED ACCOUNT INTEREST

The interest rate credited to the Policy Value Account in the Fixed Account is set by the Company but is guaranteed to be at least 3%. We may credit interest at rates higher than the minimum guaranteed rate. We will review the interest rate at least once a year, but at the Company’s discretion We may reset the interest rate monthly.

EFFECT OF A LOAN

When a policy loan is made, funds are transferred out of the Series Account or Fixed Account and into the Loan Account. When a policy loan is repaid, the amount of repayment is added according to current Premium allocations to the Series Account and Fixed Account.

A loan, whether or not repaid, will have a permanent effect on the Cash Surrender Value and on the Death Benefit, as described in this policy. If not repaid, any indebtedness will reduce the amount of Death Benefit Proceeds and the amount available upon surrender of this policy.

A policy loan will not be treated as a taxable distribution under Section 72 unless:

•     this policy is surrendered or lapsed while there is an outstanding loan; or

•     this policy is a modified endowment contract.

If this policy is a modified endowment contract, a 10% penalty will apply to the amount of the loan included as gross income unless the loan is made after the date the Owner becomes 59½ or becomes disabled.

TRANSFERS

The Owner may make Transfers by Request, but no more frequently than every 60 days. The following provisions apply:

(a)     While this policy is in force, the Owner, by request may Transfer all or a portion of the Sub-Account Value among the Investment Divisions currently offered by the Company.

(b)     A Transfer will be effective upon the Transaction Date.

A transfer out of the Fixed Account may only be made one time during a 365 day period and is limited to the greater of the maximum of 25% of the balance of the Fixed Account or the amount of the transfer from the previous 365 day period.

A loan is considered as a transfer.

Signed for First Great-West Life & Annuity Insurance Company on the Issue Date of the policy (unless a different date is shown here)

[Mitchell T.G. Graye]
[President and Chief Executive Officer]

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